UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 000-24843

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	47-0810385
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1004 Farnam Street, Suite 400 Omaha, Nebraska	68102
(Address of principal executive offices)	(Zip Code)

(402) 444-1630
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X]   NO [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2 of the Exchange Act).

YES [ ]   NO [X]

America First Tax Exempt Investors, L.P.
Introductory Note

This Amendment No. 1 to quarterly report on Form 10-Q/A is being filed to amend our quarterly report on Form 10-Q for the quarterly period ended March 31, 2004, which was originally filed on May 18, 2004

During the second quarter of 2004, the Company discovered a bookkeeping error in the consolidation of variable interest entities ("VIEs") related to the implementation of Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB 51* (Revised December 2003) ("FIN 46R"). In the consolidation, the tax-exempt mortgage revenue bonds owned by the Partnership and owed by the VIEs are eliminated. Certain deferred financing costs related to the eliminated bonds were not identified and thus were not eliminated in the initial implementation of FIN 46R as of January 1, 2004. As a result, the financial results as of and for the three month period ended March 31, 2004 are being restated. While the restatement adjustments impact net income (loss) of the Company, they do not impact the cash flows from operating, investing or financing activities. The previously reported amounts and the restated amounts for the first quarter of 2004 are as follows:

	As of March 31, 2004 (Unaudited)	
Consolidated Balance Sheets:	As Previously Reported	Restated
Assets		
Other assets	$ 3,599,490	$ 1,470,703
Total assets	$ 118,208,572	$ 116,079,785
Partners' Capital		
General Partner	$ 34,556	$ 15,794
Beneficial Unit Certificate holders	$ 73,255,257	$ 72,763,168
Unallocated deficit of variable interest entities	$ (38,965,818)	$ (40,583,754)
Total Partners' Capital	$ 34,323,995	$ 32,195,208
Total Liabilities and Partners' Capital	$ 118,208,572	$ 116,079,785

	For the three months ended March 31, 2004 (Unaudited)	
Consolidated Statements of Operations and Comprehensive Income (Loss):	As Previously Reported	Restated
Amortization expense	$ 26,250	$ 7,357
Net income before cumulative effect of a change in accounting principle	$ 246,439	$ 265,332
Cumulative effect of a change in accounting principle	$ (35,875,321)	$ (38,023,001)
Net income (loss)	$ (35,628,882)	$ (37,757,669)
Comprehensive income (loss)	$ (41,665,963)	$ (43,794,750)
Net income (loss) allocated to:		
General Partner	$ 33,369	$ 28,260
BUC holders	$ 3,303,567	$ 2,797,825
Unallocated deficit of variable interest entities	$ (38,965,818)	$ (40,583,754)
Net income allocated to BUC holders, basic and diluted, per BUC	$ 0.34	$ 0.28

In addition to the above, the Company also restated its segment reporting disclosure as of and for the three month period ended March 31, 2004 (see Note 9 to the consolidated financial statements).

This amendment does not reflect events occurring after the filing of the original Form 10-Q, and does not modify or update the disclosures therein in any way other than as required to reflect the correction of the error described above.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
CONSOLIDATED BALANCE SHEETS

	Mar. 31, 2004 (Unaudited and Restated)	Dec. 31, 200
Assets		
Cash and cash equivalents		
Unrestricted	$ 1,779,455	$ 3,297,108
Restricted	3,884,207	204,135
Interest receivable (Note 8)	95,087	1,068,900
Investments in tax-exempt mortgage revenue bonds, at estimated fair value (Amortized cost of $12,000,000 and $134,496,000, respectively) (Note 8)	10,623,333	139,197,520
Investment in other tax-exempt bond, at estimated fair value (Amortized cost of $3,900,000 and $3,900,000, respectively)	3,911,427	3,870,321
Taxable loans, net of allowance for loan loss reserve (Note 8)	1,756,865	6,523,673
Investments in real estate, net of accumulated depreciation (Note 8)	92,558,708	-
Other assets	1,470,703	1,392,160
	$ 116,079,785	$ 155,553,817
Liabilities and Partners' Capital		
Liabilities		
Accounts payable, accrued expenses and other liabilities (Note 8)	$ 6,048,041	$ 385,787
Distribution payable	1,341,536	1,341,536
Short-term financing	-	9,000,000
Debt financing	76,495,000	67,495,000
	83,884,577	78,222,323
Partners' Capital		
General Partner	15,794	61,320
Beneficial Unit Certificate (BUC) holders	72,763,168	77,270,174
Unallocated deficit of variable interest entities (Note 8)	(40,583,754)	-
	32,195,208	77,331,494
	$ 116,079,785	$ 155,553,817

The accompanying notes are an integral part of the consolidated financial statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	For the Three Months Ended Mar. 31, 2004 (Restated)	For the Three Months Ended Mar. 31, 2003
Income		
Rental income (Note 8)	$ 4,830,962	$ -
Real estate operating expenses (Note 8)	(2,691,042)	-
Depreciation expense (Note 8)	(1,035,411)	-
Income from rental operations	1,104,509	-
Other income		
Mortgage revenue bond investment income	180,000	2,137,262
Other bond investment income	80,438	80,438
Other interest income	21,025	29,192
	281,463	2,246,892
Other expenses		
Interest expense	796,732	550,741
Amortization expense	7,357	11,013
General and administrative expenses	316,551	283,972
	1,120,640	845,726
Net income before cumulative effect of a change in accounting principle	265,332	1,401,166
Cumulative effect of a change in accounting principle (Note 8)	(38,023,001)	-
Net income (loss)	(37,757,669)	1,401,166
Other comprehensive income (loss)		
Cumulative effect of a change in accounting principle (Note 8)	(5,855,299)	-
Net unrealized holding gains (losses) on securities arising during the period	(181,782)	-
	(6,037,081)	-
Comprehensive income (loss)	$ (43,794,750)	$ 1,401,166
Net income (loss) allocated to:		
General Partner	$ 28,260	$ 14,012
BUC holders	2,797,825	1,387,154
Unallocated deficit of variable interest entities (Note 8)	(40,583,754)	-
	$ (37,757,669)	$ 1,401,166
Net income allocated to BUC holders, basic and diluted, per BUC	$ 0.28	$ 0.14
Weighted average number of BUCs outstanding, basic and diluted	9,837,928	9,837,928

The accompanying notes are an integral part of the consolidated financial statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)

	General Partner	Beneficial Unit Certificate holders		Unallocated deficit of variable interest entities	Total
		# of BUCs	Amount		
Partners' Capital (excluding accumulated other comprehensive income)					
Balance at December 31, 2003	$ 14,602	9,837,928	$ 72,645,051	$ -	$ 72,659,65
Net income (loss) (Restated)	28,260	-	2,797,825	(40,583,754)	(37,757,66
Cash distributions paid or accrued	(13,415)	-	(1,328,121)	-	(1,341,53
Balance at March 31, 2004 (Restated)	29,447	9,837,928	74,114,755	(40,583,754)	33,560,44
Accumulated Other Comprehensive Income					
Balance at December 31, 2003	46,718	-	4,625,123	-	4,671,84
Other comprehensive income	(60,371)	-	(5,976,710)	-	(6,037,08
Balance at March 31, 2004	(13,653)	-	(1,351,587)	-	(1,365,24
Balance at March 31, 2004 (Restated)	$ 15,794	9,837,928	$ 72,763,168	$ (40,583,754)	$ 32,195,20

The accompanying notes are an integral part of the consolidated financial statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended Mar. 31, 2004 (Restated)	For the Three Months Ended Mar. 31, 2003
Cash flows from operating activities		
Net income (loss)	$ (37,757,669)	$ 1,401,166
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Cumulative effect of a change in accounting principle	38,023,001	-
Amortization expense	7,357	11,013
Depreciation expense	1,035,411	-
Interest rate cap expense	435,325	262,684
(Increase) decrease in interest receivable	35,397	(392,162)
(Increase) decrease in other assets	(23,749)	1,855
Increase (decrease) in accounts payable and accrued expenses	251,093	(161,974)
Net cash provided by operating activities	2,006,166	1,122,582
Cash flows from investing activities		
Capital improvements	(145,986)	-
Bond issuance costs paid	(19,365)	(10,000)
Increase in taxable loans	(1,190,062)	(92,855)
RITES purchased	(5,000)	-
Increase in other assets	(92,640)	-
Net cash used in investing activities	(1,453,053)	(102,855)
Cash flows from financing activities		
Distributions paid	(1,341,536)	(1,334,023)
Acquisition of interest rate cap agreement	-	(608,000)
Increase in restricted cash	(1,218,658)	-
Principal payment on short-term financing	(9,000,000)	-
Proceeds from debt financing	9,000,000	-
Debt financing costs paid	(15,750)	(21,699)
Net cash used in financing activities	(2,575,944)	(1,963,722)
Net decrease in cash and cash equivalents	(2,022,831)	(943,995)
Cash and cash equivalents at beginning of period:		
Partnership	3,297,108	7,174,898
VIEs	505,178	-
Cash and cash equivalents at end of period	$ 1,779,455	$ 6,230,903
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$ 228,871	$ 156,592

The accompanying notes are an integral part of the consolidated financial statements.

4

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED)

1. Basis of Presentation

America First Tax Exempt Investors, L.P. is a Delaware corporation formed for the primary purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential apartments. In this Form 10-Q/A, the Partnership refers to America First Tax Exempt Investors, L.P. as a stand-alone entity.

The consolidated financial statements include the accounts of the Partnership and variable interest entities ("VIEs") (collectively, the "Company") for which the Partnership has been determined to be the primary beneficiary. All significant transactions and accounts between the Partnership and the VIEs have been eliminated in consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying interim unaudited consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted according to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. The consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Partnership's Annual Report on Form 10-K as of and for the year ended December 31, 2003. Certain amounts from prior periods have been reclassified to conform to the current period presentation. In the opinion of management, all normal and recurring adjustments necessary to present fairly the financial position as of March 31, 2004, and the results of operations for all periods presented have been made. The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

The Partnership does not presently believe that the consolidation of VIEs for reporting under GAAP will impact the Partnership's tax status, amounts reported to BUC holders on IRS Form K-1, the Partnership's ability to distribute tax-exempt income to BUC holders, the current level of quarterly distributions or the tax-exempt status of the underlying properties.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB 51* ("FIN 46"). A modification to FIN 46 was released in December 2003 ("FIN 46R"). The Partnership is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation is to be applied by March 31, 2004. FIN 46, as revised by FIN 46R, clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are considered VIEs.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED)

FIN 46R is a complex standard that requires significant analysis and judgment. With respect to the multifamily properties which collateralize certain of the Partnership's tax-exempt mortgage revenue bonds, management has determined that all but one of the entities which own the multifamily properties are VIEs of the Partnership. In addition, management has determined that the Partnership is the primary beneficiary of such VIEs pursuant to the terms of each tax-exempt mortgage revenue bond and the criteria within FIN 46R. Therefore, the Partnership is required to consolidate the results of each VIE's multifamily property into the Partnership's financial statements. Because each of the VIEs required to be consolidated was created before January 1, 2004, the assets and liabilities of the VIEs have initially been measured at their carrying amounts with the net amount added to the balance sheet being recognized as the cumulative effect of a change in accounting principle.

The Partnership has elected to implement FIN 46R as of January 1, 2004 so as to provide a consistent presentation in all financial statements throughout 2004. As of January 1, 2004, the Company recorded a $38.0 million loss on the cumulative effect of a change in accounting principle as a result of recording the net deficit allocable to the Partnership's variable interest in the VIEs. As of January 1, 2004, the Company recorded net assets of these VIEs, before related applicable elimination entries, consisting primarily of $2.5 million in restricted cash, $0.5 million in unrestricted cash, $93.5 million in investments in real estate, $2.6 million in other assets, $3.7 million in accounts payable and accrued expenses, $10.7 million in notes and interest payable and the $122.5 million in bonds payable. See Note 8 for further discussion.

The following updates the Company's accounting policies as a result of the consolidation of VIEs:

Cash Equivalents

Cash equivalents include highly liquid securities and investments in federally tax-exempt securities with original maturities of three months or less when purchased. Restricted cash and cash equivalents, which is legally restricted to use, is comprised of resident security deposits, required maintenance reserves, escrowed funds and collateral for interest rate cap agreements. In addition, the Company must maintain unencumbered cash of $609,000 per the related collateral agreements.

Investments in Real Estate

The Company's investments in real estate are carried at cost less accumulated depreciation. Depreciation of real estate is based on the estimated useful life of the related asset, generally 27-1/2 years on multifamily residential apartment buildings and five to fifteen years on capital improvements and is calculated using the straight-line method. Maintenance and repairs are charged to expense as incurred, while significant improvements, renovations and replacements are capitalized.

Management reviews each property for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based upon comparing the net book value of each real estate property to the sum of its estimated undiscounted future cash flows. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value. There were no impairment losses incurred and recorded for the three months ended March 31, 2004.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED)

Revenue Recognition on Investments in Real Estate

The Partnership's VIEs are lessors of multifamily rental units under operating leases with terms of one year or less. Rental revenue is recognized as earned, net of rental concessions, which approximates the straight-line method over the related lease term.

2. Restatement

During the second quarter of 2004, the Company discovered a bookkeeping error in the consolidation of VIEs related to the implementation of FIN 46R. In the consolidation, the tax-exempt mortgage revenue bonds owned by the Partnership and owed by the VIEs are eliminated. Certain deferred financing costs related to the eliminated bonds were not identified and thus were not eliminated in the initial implementation of FIN 46R as of January 1, 2004. As a result, the financial results as of and for the three month period ended March 31, 2004 are being restated. While the restatement adjustments impact net income (loss) of the Company, they do not impact the cash flows from operating, investing or financing activities. The previously reported amounts and the restated amounts for the first quarter of 2004 are as follows:

	As of March 31, 2004 (Unaudited)		
Consolidated Balance Sheets:	As Previously Reported		Restated
Assets			
Other assets	$ 3,599,490	$	1,470,703
Total assets	$ 118,208,572	$	116,079,785
Partners' Capital			
General Partner	$ 34,556	$	15,794
Beneficial Unit Certificate holders	$ 73,255,257	$	72,763,168
Unallocated deficit of variable interest entities	$ (38,965,818)	$	(40,583,754)
Total Partners' Capital	$ 34,323,995	$	32,195,208
Total Liabilities and Partners' Capital	$ 118,208,572	$	116,079,785

	For the three months ended March 31, 2004 (Unaudited)		
Consolidated Statements of Operations and Comprehensive Income (Loss):	As Previously Reported		Restated
Amortization expense	$ 26,250	$	7,357
Net income before cumulative effect of a change in accounting principle	$ 246,439	$	265,332
Cumulative effect of a change in accounting principle	$ (35,875,321)	$	(38,023,001)
Net income (loss)	$ (35,628,882)	$	(37,757,669)
Comprehensive income (loss)	$ (41,665,963)	$	(43,794,750)
Net income (loss) allocated to:			
General Partner	$ 33,369	$	28,260
BUC holders	$ 3,303,567	$	2,797,825
Unallocated deficit of variable interest entities	$ (38,965,818)	$	(40,583,754)
Net income allocated to BUC holders, basic and diluted, per BUC	$ 0.34	$	0.28

In addition to the above, the Company also restated its segment reporting disclosure as of and for the three month period ended March 31, 2004 (see Note 9 to the consolidated financial statements).

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED)

3. Partnership Income, Expenses and Cash Distributions

The Agreement of Limited Partnership of the Partnership contains provisions for the distribution of Net Interest Income, Net Residual Proceeds and Liquidation Proceeds (as defined in the Agreement of Limited Partnership) and for the allocation of income and loss from operations and allocation of income and loss arising from a repayment, sale or liquidation.

The unallocated deficit of the VIEs is primarily comprised of the accumulated historical net losses of the VIEs as of January 1, 2004 (FIN 46R implementation date) and the VIEs' net loss for the three months ended March 31, 2004. The cumulative effect of the change in accounting principle excluding the reversal of the allowance for loan losses related to losses recorded on the Partnership's balance sheet prior to the adoption of FIN 46R, as well as the losses recognized by the VIEs are not allocated to the General Partner and BUC holders.

The Partnership plans to make cash distributions on a quarterly basis; however, distributions may be made on a monthly or semiannual basis if the General Partner so elects.

4. Investments in Real Estate

The Partnership's VIEs' investments in real estate as of March 31, 2004 are comprised of the following:

Property Name	Location	Number of Units	Land	Building and Improvements	Carrying Value at Mar. 31, 2004
Ashley Point at Eagle Crest	Evansville, IN	150	$ 321,489	$ 5,899,609	$ 6,221,098
Ashley Square	Des Moines, IA	144	650,000	5,865,440	6,515,440
Bent Tree Apartments	Columbia, SC	232	986,000	11,049,093	12,035,093
Clear Lake Colony Apartments	West Palm Beach, FL	316	3,000,000	13,141,408	16,141,408
Fairmont Oaks Apartments	Gainsville, FL	178	850,400	7,825,725	8,676,125
Iona Lakes Apartments	Ft. Myers, FL	350	1,900,000	15,729,854	17,629,854
Lake Forest Apartments	Daytona Beach, FL	240	1,396,800	10,243,200	11,640,000
Northwoods Lake Apartments	Duluth, GA	492	3,787,500	21,620,426	25,407,926
Woodbridge Apts. of Bloomington III	Bloomington, IN	280	656,346	9,987,167	10,643,513
Woodbridge Apts. of Louisville II	Louisville, KY	190	508,900	7,233,714	7,742,614
					122,653,071
Less accumulated depreciation					(30,094,363)
Balance at end of period					$ 92,558,708

The Company had not recorded investments in real estate prior to the implementation of FIN 46R on January 1, 2004.

5. Debt Financing

The Company's debt financing bears interest at a weekly floating bond rate plus remarketing, credit enhancement, liquidity and trustee fees, which averaged 1.75% and 1.93% in the aggregate for the three months ended March 31, 2004 and 2003, respectively.

6. Related Party Transactions

The General Partner is entitled to receive an administrative fee from the Partnership up to 0.45% of the outstanding principal balance of any tax-exempt mortgage revenue bond or other mortgage investment, unless the owner of the property financed by such tax-exempt mortgage revenue bond or other mortgage investment or another third party is required to pay such administrative fee. For the three month periods ended March 31, 2004 and 2003, the Partnership's administrative fees to the General Partner were $17,887 and $4,388 respectively. The Partnership may become obligated to pay additional administrative fees to the General Partner in the event the Partnership acquires additional tax-exempt mortgage revenue bonds or other mortgage investments and is not able to negotiate the payment of these fees by the property owners or in the event the Partnership acquires title to any of the properties securing its existing tax-exempt mortgage revenue bonds by reason of foreclosure. Additionally, the General Partner received administrative fees of $104,254 and $69,169 for the three month periods ended March 31, 2004 and 2003, respectively, from the owners of properties financed by the tax-exempt mortgage revenue bonds held by the Partnership. These administrative fees are payable by the property owners prior to the payment of any contingent interest on the tax-exempt mortgage revenue bonds secured by the respective properties.

The General Partner remains entitled to receive approximately $359,000 in administrative fees from the Partnership for the year ended December 31, 1989. The payment of these fees, which has been deferred by the General Partner, is contingent upon, and will be paid only out of future profits realized by the Partnership from the disposition of any Partnership assets. These deferred fees will be recorded as an expense by the Partnership when it is probable that these fees will be paid.

An affiliate of the General Partner was retained to provide property management services for Ashley Pointe at Eagle Crest, Ashley Square, Bent Tree Apartments, Clear Lake Colony Apartments, Chandler Creek Apartments (beginning in February 2004), Fairmont Oaks Apartments, Iona Lakes Apartments, Lake Forest Apartments, and Northwoods Lake Apartments. The management fees paid by the property owners to the affiliate of the General Partner amounted to $165,506 and $158,867 for the three month periods ended March 31, 2004 and 2003, respectively. These property management fees are paid by the respective properties prior to the payment of any interest on the tax-exempt mortgage revenue bonds and taxable loans held by the Partnership on these properties.

7. Interest Rate Cap Agreements

The Partnership has entered into three derivative agreements in order to mitigate its exposure to interest rates on its variable-rate debt financing.

On July 1, 2002, the Partnership purchased an interest rate cap from Bear Stearns Financial Products, Inc. The interest rate cap was purchased at a $489,000 premium, has a cap on the floating rate index of 3.0%, has a notional amount of $20,000,000 and matures on July 1, 2006. It caps the floating rate index (the BMA Municipal Index) at 3.0%, so the maximum interest rate to be paid on $20,000,000 of debt financing is 3.0% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points.

On November 1, 2002, the Partnership purchased a convertible interest rate cap from Bank of America. The convertible interest rate cap was purchased at a $250,000 premium, has a cap on the floating rate index of 3.0%, has a notional amount of $10,000,000 and matures on November 1, 2007. It caps the floating rate index at 3.0%, so the maximum interest rate to be paid on $10,000,000 of debt financing is 3.0% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points. If the floating rate index declines to a level where Bank of America elects to exercise its option, the convertible cap would be converted to a fixed rate swap and the Partnership's interest expense would be converted to a fixed rate of 2.6% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points for the remaining term of the agreement.

On February 1, 2003, the Partnership purchased a convertible interest rate cap from Bank of America. The convertible interest rate cap was purchased at a $608,000 premium, has a cap on the floating rate index of 3.50%, has a notional amount of $15,000,000 and matures on January 1, 2010. It caps the floating rate index at 3.50%, so the maximum interest rate to be paid on $15,000,000 of debt financing is 3.50% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points. If the floating rate index declines to a level where Bank of America elects to exercise its option, the convertible cap would be converted to a fixed rate swap and the Partnership's interest expense would be converted to a fixed rate of 2.95% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points for the remaining term of the agreement.

Interest rate cap expense, which is the result of marking the interest rate cap agreements to market, was $435,325 and $262,684 for the three month periods ended March 31, 2004 and 2003, respectively, and is included as a component of interest expense in the accompanying financial statements.

8. Consolidation of VIEs

With respect to the multifamily properties which collateralize certain of the Partnership's tax-exempt mortgage revenue bonds, management has determined that all but one of the entities (Chandler Creek) which own the multifamily properties are VIEs as defined by FIN 46R. In addition, management has determined that the Partnership is the primary beneficiary of such VIEs pursuant to the terms of each tax-exempt mortgage revenue bond and the criteria included in FIN 46R. Therefore, as required by FIN 46R, the Partnership must consolidate the results of each applicable entity that owns multifamily property into its financial statements. The carrying amounts of the properties collateralizing the Partnership's tax-exempt mortgage revenue bonds are shown on the Consolidated Balance Sheets as Investments in real estate and are detailed in Note 4.

The following table provides information regarding the occupancy of the properties included in the VIE consolidation as of March 31, 2004.

Property Name	Location	Number of Units	Number of Units Occupied	Percentage of Units Occupied
Ashley Point at Eagle Crest	Evansville, IN	150	136	91%
Ashley Square	Des Moines, IA	144	142	99%
Bent Tree Apartments	Columbia, SC	232	215	93%
Clear Lake Colony Apartments	West Palm Beach, FL	316	297	94%
Fairmont Oaks Apartments	Gainsville, FL	178	172	97%
Iona Lakes Apartments	Ft. Myers, FL	350	324	93%
Lake Forest Apartments	Daytona Beach, FL	240	226	94%
Northwoods Lake Apartments	Duluth, GA	492	422	86%
Woodbridge Apts. of Bloomington III	Bloomington, IN	280	266	95%
Woodbridge Apts. of Louisville II	Louisville, KY	190	179	94%
		2,572	2,379	92%

The Partnership's maximum exposure to loss from these VIEs is represented by the tax-exempt mortgage revenue bonds owned by the Partnership and taxable loans made by the Partnership to the properties. The following tables provide information regarding the tax-exempt mortgage revenue bonds and the taxable loans which have been eliminated in the consolidation of the VIEs.

Description of Tax-Exempt Mortgage Revenue Bonds

Property Name	Location	Maturity Date	Base Interest Rate	Principal Outstanding at Mar. 31, 2004	Principal Outstanding at Dec. 31, 2003
Ashley Pointe at Eagle Crest	Evansville, IN	12/1/27	7.0%	$ 6,700,000	$ 6,700,000
Ashley Square	Des Moines, IA	12/1/25	7.5%	6,500,000	6,500,000
Bent Tree Apartments	Columbia, SC	12/15/30	7.1%	11,130,000	11,130,000
Clear Lake Colony Apartments	West Palm Beach, FL	6/15/30	6.9%	16,000,000	16,000,000
Fairmont Oaks Apartments	Gainsville, FL	4/1/33	6.2%	7,995,000	7,995,000
Iona Lakes Apartments	Ft. Myers, FL	4/1/30	6.9%	16,835,000	16,835,000
Lake Forest Apartments	Daytona Beach, FL	12/1/11	6.9%	10,510,000	10,510,000
Northwoods Lake Apartments	Duluth, GA	9/1/25	7.5%	25,250,000	25,250,000
Woodbridge Apts. of Bloomington III	Bloomington, IN	12/1/27	7.5%	12,600,000	12,600,000
Woodbridge Apts. of Louisville II	Louisville, KY	12/1/27	7.5%	8,976,000	8,976,000
				$ 122,496,000	$ 122,496,000

		March 31, 2004		
Description of Taxable Loans	Interest Rate	Original Amount	Allowance	Carrying Value
Northwoods Lake Apartments	6.50%	$ 6,698,751	$ (1,960,000)	$ 4,738,751
Fairmont Oaks Apartments	6.50%	1,218,119	-	1,218,119
		$ 7,916,870	$ (1,960,000)	$ 5,956,870

The fair market value ("FMV") of the tax-exempt mortgage revenue bonds eliminated in the consolidation of the VIEs as of March 31, 2004 are as follows:

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED)

	Cost	Unrealized Gain	Unrealized Loss	FMV
			March 31, 2004	
Ashley Pointe at Eagle Crest	$ 6,700,000	$ 116,800	$ -	$ 6,816,800
Ashley Square	6,500,000	473,207	-	6,973,207
Bent Tree Apartments	11,130,000	338,310	-	11,468,310
Clear Lake Colony Apartments	16,000,000	97,268	-	16,097,268
Fairmont Oaks Apartments	7,995,000	-	(63,677)	7,931,323
Iona Lakes Apartments	16,835,000	-	(145,677)	16,689,323
Lake Forest Apartments	10,510,000	-	(29,671)	10,480,329
Northwoods Lake Apartments	25,250,000	1,838,230	-	27,088,230
Woodbridge Apts. of Bloomington III	12,600,000	951,837	-	13,551,837
Woodbridge Apts. of Louisville II	8,976,000	678,070	-	9,654,070
	$ 122,496,000	$ 4,493,722	$ (239,025)	$ 126,750,697

The following consolidating schedule presents restated information about the Partnership, the VIEs and the effects of their consolidation as of and for the three months ended March 31, 2004:

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED)

	Partnership	VIEs	Eliminations	Consolidated
Assets				
Cash and cash equivalents				
Unrestricted	$ 1,775,709	$ 3,746	$ -	$ 1,779,455
Restricted	258,000	3,626,207	-	3,884,207
Interest receivable	1,679,282	-	(1,584,195) [3] [4]	95,087
Investments in tax-exempt mortgage revenue bonds	137,374,030	-	(126,750,697) [1]	10,623,333
Investment in other tax-exempt bond	3,911,427	-	-	3,911,427
Taxable loans, net	7,713,735	-	(5,956,870) [2]	1,756,865
Investments in real estate, net	-	92,558,708	-	92,558,708
Other assets	1,168,382	2,561,108	(2,258,787) [1] [2]	1,470,703
	$ 153,880,565	$ 98,749,769	$ (136,550,549)	$ 116,079,785
Liabilities and Partners' Capital				
Liabilities				
Accounts payable, accrued expenses				
and other liabilities	$ 459,519	$ 5,588,522	$ -	$ 6,048,041
Distribution payable	1,341,536	-	-	1,341,536
Bonds payable	-	122,496,000	(122,496,000) [1]	-
Interest payable on bonds payable	-	1,539,354	(1,539,354) [3]	-
Notes payable by VIEs to Partnership	-	8,046,870	(8,046,870) [2]	-
Interest payable on notes by VIEs to Partnership	-	44,841	(44,841) [4]	-
Debt financing	76,495,000	-	-	76,495,000
	78,296,055	137,715,587	(132,127,065)	83,884,577
Partners' Capital				
General Partner	43,850	-	(28,056) [1] [2]	15,794
Beneficial Unit Certificate (BUC) holders	75,540,660	-	(2,777,492) [1] [2]	72,763,168
Unallocated deficit of variable interest entities	-	(38,965,818)	(1,617,936) [1]	(40,583,754)
	75,584,510	(38,965,818)	(4,423,484)	32,195,208
	$ 153,880,565	$ 98,749,769	$ (136,550,549)	$ 116,079,785

[1] Elimination of investment in tax-exempt mortgage revenue bonds and related bonds payable and related debt financing costs.
[2] Elimination of taxable loans between the Partnership and the VIEs with related loan loss provision and related notes payable.
[3] Elimination of interest receivable related to tax-exempt mortgage revenue bonds and related bonds payable along with offsetting interest payable.
[4] Elimination of interest receivable related to taxable loans.

	Partnership	VIEs	Eliminations	Consolidated
Income				
Rental income	$ -	$ 4,830,962	$ -	$ 4,830,962
Real estate operating expenses	-	(2,711,247)	20,205 [2]	(2,691,042)
Depreciation expense	-	(1,035,411)	-	(1,035,411)
Income from rental operations	-	1,084,304	20,205	1,104,509
Other income				
Mortgage revenue bond investment income	2,352,456	-	(2,172,456) [1]	180,000
Other bond investment income	80,438	-	-	80,438
Other interest income	39,442	1,788	(20,205) [2]	21,025
	2,472,336	1,788	(2,192,661)	281,463
Other expenses				
Interest expense	770,482	2,198,706	(2,172,456) [1]	796,732
Amortization expense	8,367	17,883	(18,893) [3]	7,357
General and administrative expenses	316,551	-	-	316,551
	1,095,400	2,216,589	(2,191,349)	1,120,640
Net income before cumulative effect of a change in accounting principle	1,376,936	(1,130,497)	18,893	265,332
Cumulative effect of accounting change	-	(39,467,288)	1,444,287 [3][4]	(38,023,001)
Net income (loss)	1,376,936	(40,597,785)	1,463,180	(37,757,669)
Other comprehensive income (loss)				
Cumulative effect of a change in accounting principle	-	-	(5,855,299)	(5,855,299)
Net unrealized holding gains (losses) on securities arising during the period	(1,782,384)	-	1,600,602	(181,782)
	(1,782,384)	-	(4,254,697)	(6,037,081)
Comprehensive income (loss)	$ (405,448)	$ (40,597,785)	$ (2,791,517)	$ (43,794,750)

[1] Elimination of interest income related to investment in tax-exempt mortgage revenue bonds and interest expense related to bonds payable.

[2] Elimination of interest income related to taxable loans.

[3] Elimination of current year amortization related to deferred financing costs.

[4] Elimination of deferred financing costs related to the eliminated bonds payable and reversal of loan loss provision related to the eliminated taxable loans.

The Partnership agreement has no provision that provides for the results of operations of the VIEs to be allocated to the BUC holders. Consequently, net income allocated to the BUC holders does not include losses incurred by the VIEs, but does include the reversal of the allowance for loan losses related to loans recorded on the Partnership's balance sheet prior to the adoption of FIN 46R.

The Partnership does not presently believe that the consolidation of VIEs for reporting under GAAP will impact the Partnership's tax status, amounts reported to BUC holders on IRS Form K-1, the Partnership's ability to distribute tax-exempt income to BUC holders, the current level of quarterly distributions or the tax-exempt status of the underlying properties.

9. Segment Reporting

The Company previously defined acquiring, holding, operating and selling of properties as its reportable segment based on the application of FIN 46R and the resulting consolidation of the VIEs. However, the decision-makers of the Company believe it to be more appropriate to define each of the Partnership's investments in bonds as an individual operating segment, consistent with its presentation prior to the consolidation of the VIEs effective January 1, 2004. The Company has determined that all of the Partnership's investments in bonds have similar economic characteristics and other criteria, which permit the investments in bonds to be aggregated into one reportable segment.

The Partnership's chief operating decision-makers assess and measure operating results based on its investments in bonds by calculating interest income earned less interest expense incurred on the financing securitizations. Although the VIEs are consolidated with the Partnership for financial statement reporting purposes, and all but one of the Partnership's investments in bonds are eliminated in consolidation, the Partnership's chief operating decision-makers continue to assess and measure operating results based on the Partnership's investments in bonds.

The financial information contained in the Partnership's financial statements is utilized by the Partnership's decision-makers in order to assess and measure the operating results based on the investments in bonds. Such financial information is disclosed in the "Partnership" column presented in Note 8.

The Company does not derive any of its consolidated revenues from foreign countries and does not have any major customers that individually account for 10% or more of the Company's consolidated revenues.

10. Subsequent Event

On May 7, 2004, the taxable loan made by the Company to Clarkson College was repaid from the proceeds from approximately $2.8 million of tax exempt mortgage revenue bonds issued to provide permanent financing for a 140-unit student housing project. The Company will provide the entire amount of the permanent financing which is expected to total $6.2 million. The remaining $3.4 million of financing is expected to be funded in 2004.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report (including, but not limited to, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations") contains forward-looking statements that reflect management's current beliefs and estimates of future economic circumstances, industry conditions, the Company's performance and financial results. All statements, trend analysis and other information concerning possible or assumed future results of operations of the Company and the investments it has made constitute forward-looking statements. BUC holders and others should understand that these forward-looking statements are subject to numerous risks and uncertainties and a number of factors could affect the future results of the Company and could cause those results to differ materially from those expressed in the forward-looking statements contained herein. These factors include general economic and business conditions such as the availability and credit worthiness of prospective tenants, lease rents, operating expenses, the terms and availability of financing for properties financed by the tax-exempt mortgage revenue bonds owned by the Partnership, adverse changes in the real estate markets from governmental or legislative forces, lack of availability and credit worthiness of counterparties to finance future acquisitions and interest rate fluctuations.

Critical Accounting Policies

The Company's critical accounting policies are the same as those described in the Partnership's Annual Report on Form 10-K as of and for the year ended December 31, 2003 with the addition of the following:

Variable interest entities ("VIEs")

When the Partnership invests in a tax-exempt mortgage revenue bond which is collateralized by the underlying multifamily property, the Partnership will evaluate the entity which issued the tax-exempt mortgage revenue bond to determine if it is a VIE as defined by FIN 46R. If it is determined that the entity is a VIE, the Partnership will then evaluate if it is the primary beneficiary of such VIE. If the Partnership determines itself to be the primary beneficiary of the VIE, then the financial results of the related multifamily property will be consolidated in the Partnership's financial statements. As a result of such consolidation, the tax-exempt or taxable debt financing provided by the Partnership to such consolidated VIE will be eliminated as part of the consolidation process. However, the Partnership will continue to receive interest and principal payments on such debt and these payments will retain their characterization as tax-exempt or taxable, as the case may be.

General

The Partnership was formed for the primary purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential apartments. The Partnership's business objectives are to: (i) preserve and protect its capital; (ii) provide regular cash distributions to BUC holders; and (iii) provide a potential for an enhanced federally tax-exempt yield as a result of a participation interest in the net cash flow and net capital appreciation of the underlying real estate properties financed by the tax-exempt mortgage revenue bonds.

The Partnership is pursuing a business strategy of acquiring additional tax-exempt mortgage revenue bonds on a leveraged basis in order to: (i) increase the amount of tax-exempt interest available for distribution to its BUC holders; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. The Partnership seeks to achieve its investment growth strategy by investing in additional tax-exempt mortgage revenue bonds and related investments, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments.

The Partnership's primary assets are its tax-exempt mortgage revenue bonds, which provide permanent financing for eleven multifamily housing properties. A description of the multifamily housing properties collateralizing the tax-exempt mortgage revenue bonds owned by the Partnership as of March 31, 2004 is as follows:

Property Name	Location	Number of Units	Number of Units Occupied	Percentage of Units Occupied	Economic Occupancy [1]
Ashley Point at Eagle Crest	Evansville, IN	150	136	91%	81%
Ashley Square	Des Moines, IA	144	142	99%	90%
Bent Tree Apartments	Columbia, SC	232	215	93%	80%
Chandler Creek Apartments	Round Rock, TX	216	202	94%	59%
Clear Lake Colony Apartments	West Palm Beach, FL	316	297	94%	89%
Fairmont Oaks Apartments	Gainsville, FL	178	172	97%	88%
Iona Lakes Apartments	Ft. Myers, FL	350	324	93%	82%
Lake Forest Apartments	Daytona Beach, FL	240	226	94%	81%
Northwoods Lake Apartments	Duluth, GA	492	422	86%	67%
Woodbridge Apts. of Bloomington III	Bloomington, IN	280	266	95%	93%
Woodbridge Apts. of Louisville II	Louisville, KY	190	179	94%	91%
		2,788	2,581	93%	80%

[1] Economic occupancy is presented for the three months ended March 31, 2004, and is defined as the net rental income received divided by the maximum amount of rental income to be derived from each property. This statistic is reflective of rental concessions, delinquent rents and non-revenue units such as model units and employee units.

When comparing the consolidated financial statements for 2004 with those of 2003, the consolidation of VIEs under FIN 46R changes the presentation of financial information in the financial statements but does not change the Partnership's primary purpose, business objectives or the primary assets the Partnership holds to meet its purpose and objectives. Going forward, the Company's consolidated financial statements will present consolidated financial information of the underlying properties rather than the interest income generated from the tax-exempt mortgage revenue bonds and taxable loans made by the Partnership to finance these properties.

Executive Summary

The multifamily housing industry is experiencing soft market conditions which are attributable to three factors: (i) recessionary conditions in certain markets; (ii) over-building of apartment properties; and (iii) record levels of single family home purchases largely due to record low mortgage interest rates. These factors have reduced the availability and increased the competition for credit-worthy tenants, which in turn reduces effective rents in the form of concessions and increases operating costs such as leasing incentives. As of March 31, 2004, all of the Partnership's tax-exempt mortgage revenue bonds were paying their full amount of base interest; however, a prolonged weakened economy and the resulting decline in net rental revenues from the Partnership's collateral of multifamily properties may negatively impact future interest income. At certain properties the decline in net rental income may last for an extended period. As a result, the Partnership has the ability and may restructure the terms of the related tax-exempt mortgage revenue bond to reduce the base interest rate. However, as of March 31, 2004, the Partnership had not restructured the terms of any of the tax-exempt mortgage revenue bonds to reduce the base interest rate. Furthermore, the collection of contingent interest payable from the excess cash flow of the underlying properties may decrease significantly in times of economic slowdown. The Partnership remains aware of this potential and continues to monitor the performance of the multifamily properties collateralizing its tax-exempt mortgage revenue bonds. Offsetting these weak conditions are the

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

positive economic benefits the Partnership is experiencing from the record low interest rates it is paying on its variable-rate debt.

The following is a summary of significant items or events that have had or could have an effect on the Company's financial position, results of operations, and liquidity:

- The VIEs for which the Partnership is the primary beneficiary have been consolidated into the Partnership's financial results effective January 1, 2004.
- Physical occupancy at the Company's properties increased to 93% as of March 31, 2004 from 91% as of March 31, 2003 while average economic occupancy decreased from 84% for the three months ended March 31, 2003 to 80% for the three months ended March 31, 2004.
- Physical occupancy at the Company's properties increased to 93% as of March 31, 2004 from 92% as of December 31, 2003 while average economic occupancy decreased from 83% for the year ended December 31, 2003 to 80% for the three months ended March 31, 2004.
- The $9 million of short-term financing was restructured as longer term debt financing.
- Additional funding in the amount of $1.1 million was advanced on the Clarkson student housing project in the form of a taxable loan.
- The Company's net income allocated to BUC holders, basic and diluted, per BUC increased to $0.28 for the three months ended March 31, 2004 from $0.14 for the three months ended March 31, 2003. The net increase consists of a decrease of $24,230 in the Partnership's net income for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 and an increase in net income for the three months ended March 31, 2004 from the elimination, due to effects of consolidation resulting from the implementation FIN 46R, of a previously recorded $1,960,000 loan loss reserve. The elimination of the loan loss reserve is included in the cumulative effect of a change in accounting principle recorded for the three months ended March 31, 2004.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Results of Operations

The following discussion of the Company's results of operations for the three month periods ended March 31, 2004 and 2003 should be read in conjunction with the consolidated financial statements and notes thereto included in Item 1 of this report as well as the Partnership's Annual Report on Form 10-K as of and for the year ended December 31, 2003.

Change in Results of Operations (Consolidated)

Income	For the Three Months Ended March 31, 2004 (Restated)	For the Three Months Ended March 31, 2003	Dollar Change	Percentage Change
Rental income	$ 4,830,962	$ -	$ 4,830,962	100%
Real estate operating expenses	(2,691,042)	-	(2,691,042)	100%
Depreciation expense	(1,035,411)	-	(1,035,411)	100%
Income from rental operations	1,104,509	-	1,104,509	100%
Other income				
Mortgage revenue bond investment income	180,000	2,137,262	(1,957,262)	-100%
Other bond investment income	80,438	80,438	-	-
Other interest income	21,025	29,192	(8,167)	-28%
	281,463	2,246,892	(1,965,429)	-87%
Other expenses				
Interest expense	796,732	550,741	245,991	45%
Amortization expense	7,357	11,013	(3,656)	-33%
General and administrative expenses	316,551	283,972	32,579	11%
	1,120,640	845,726	274,914	33%
Net income before cumulative effect of a change in accounting principle	265,332	1,401,166	(1,135,834)	-81%
Cumulative effect of a change in accounting principle	(38,023,001)	-	(38,023,001)	-100%
Net income (loss)	$ (37,757,669)	$ 1,401,166	$ (39,158,835)	-2795%

Rental income. Rental income in the current period is the result of consolidating the VIEs. The rental income recognized is reflective of current physical occupancy of 93% and economic occupancy of 80% for the three months ended March 31, 2004. The Company expects both physical and economic occupancy to increase slightly during 2004 which in turn should cause rental income to increase.

Real estate operating expenses. Real estate operating expenses in the current period is the result of consolidating the VIEs. Real estate operating expenses are comprised principally of real estate taxes, property insurance, utilities, property management fees, repairs and maintenance, and salaries and related employee expenses of on-site employees. A portion of real estate operating expenses are fixed in nature, thus an increase in physical and economic occupancy would result in slightly larger margins as these real estate operating expenses would not increase at the same rate.

Depreciation expense. Depreciation expense in the current period is the result of consolidating the VIEs. This expense should remain fairly consistent from quarter to quarter throughout 2004.

Mortgage revenue bond investment income. Mortgage revenue bond investment income, with the exception of Chandler Creek, is eliminated in consolidation of the VIEs as this income relates directly to the tax-exempt mortgage revenue bonds of the underlying properties which are owned by the Partnership.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Interest expense. Interest expense on the Company's debt financing increased due to (i) the mark-to-market adjustment of interest rate caps as required by FAS No. 133, (ii) the interest expense associated with the securitization transaction to acquire the Fairmont Oaks Apartments tax-exempt mortgage revenue bond in April 2003 (iii) an additional $9,000,000 of debt financing on Northwoods Lake Apartments and (iv) interest rate cap expense related to the convertible cap agreement purchased in February 2003. These increases were offset by a decline in the variable short-term tax-exempt interest rates. The Company's effective interest rate on its debt financing, excluding the effect of marking the interest rate cap agreements to market, was 1.75% for the three months ended March 31, 2004 compared to 1.93% for the three months ended March 31, 2003.

Amortization expense. Amortization expenses decreased due primarily to the elimination of amortization on the bond issue costs for the tax-exempt revenue bonds that are eliminated during the VIE consolidation process.

General and administrative expenses. General and administrative expenses increased due primarily to increases in insurance expense, asset management fees, accounting and other fees offset by decreases in tax-exempt mortgage revenue bond servicing fees.

The following discussion of the Partnership's results of operations for the three month periods ended March 31, 2004 and 2003 is presented as it reflects the operations of the Partnership prior to the consolidation of the VIEs, which was required with the implementation of FIN 46R effective January 1, 2004. This information reflects the information used by management to analyze its operations and is reflective of the segment data discussed in Note 9. As discussed in Note 9, this information is reconciled to the Consolidated Statements of Operations and Comprehensive Income (Loss) in Note 8.

Changes in Results of Operations (Partnership Only)

Income	For the Three Months Ended March 31, 2004	For the Three Months Ended March 31, 2003	Dollar Change	Percentage Change
Mortgage revenue bond investment income	$ 2,352,456	$ 2,137,262	$ 215,194	10%
Other bond investment income	80,438	80,438	-	-
Other interest income	39,442	29,192	10,250	35%
	2,472,336	2,246,892	225,444	10%
Expenses				
Interest expense	770,482	550,741	219,741	40%
Amortization expense	8,367	11,013	(2,646)	-24%
General and administrative expenses	316,551	283,972	32,579	11%
	1,095,400	845,726	249,674	30%
Net income	$ 1,376,936	$ 1,401,166	$ (24,230)	-2%

Mortgage revenue bond investment income. Mortgage revenue bond investment income increased due to: (i) earnings of base interest on the Chandler Creek Apartments bond which was acquired in December 2003; (ii) the Fairmont Oaks Apartments bond which was acquired in April 2003; partially offset by (iii) a decrease in past-due base interest earned on the Woodbridge Apartments of Bloomington and Louisville tax-exempt mortgage revenue bonds.

The Partnership earned all of its base interest due in the first quarter of 2004 on all of its tax-exempt mortgage revenue bonds held at March 31, 2004.

Other interest income. Other interest income represents income earned on the Partnership's taxable loans and cash and cash equivalents. The increase is primarily due to an increase in the interest earned on the taxable loan for Clarkson College which provides interim funding for the development of a 140-bed student housing facility which was offset by a decrease in interest income on cash and cash equivalents due to a decrease in the average cash balance and a decrease in interest rates earned on its cash and cash equivalents. It is expected that the taxable loan to Clarkson College will be converted to a tax-exempt mortgage revenue bond during the second quarter; thus, other interest income will decrease in future quarters with a related increase in mortgage revenue bond investment income.

Interest expense. Interest expense on the Partnership's debt financing increased due to (i) the mark-to-market adjustment of interest rate caps as required by FAS No. 133; (ii) the interest expense associated with the securitization transaction to acquire the Fairmont Oaks Apartments tax-exempt mortgage revenue bond in April 2003; (iii) an additional $9,000,000 of debt financing on Northwoods Lake Apartments; and (iv) interest rate cap expense related to the convertible cap agreement purchased in February 2003. These increases were offset by a decline in the variable short-term tax-exempt interest rates. The Partnership's effective interest rate on its debt financing, excluding the effect of marking the interest rate cap agreements to market, was 1.75% for the three months ended March 31, 2004 compared to 1.93% for the three months ended March 31, 2003.

General and administrative expenses. General and administrative expenses increased due primarily to increases in insurance expense, asset management fees, accounting and other fees offset by decreases in tax-exempt mortgage revenue bond servicing fees.

Cash Available for Distribution ("CAD")

To calculate CAD, amortization expense related to debt financing costs and bond issuance costs, interest rate cap expense, provision for loan losses, realized losses on investments and net income (loss) from VIEs are added back to the Company's net income as computed in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company uses CAD as a supplemental measurement of the Partnership's ability to pay distributions.

There is no generally accepted methodology for computing CAD, and the Company's computation of CAD may not be comparable to CAD reported by other companies.

Although the Company considers CAD to be a useful measure of its operating performance, CAD should not be considered as an alternative to net income (loss) or net cash flows from operating activities which are calculated in accordance with GAAP.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

The following sets forth a reconciliation of the Company's net income (loss) as determined in accordance with GAAP and its CAD for the periods set forth.

		March 31, 2004 (Restated)		March 31, 2003
Net income (loss)	$	(37,757,669)	$	1,401,166
Net loss from VIEs before elimination entries		1,130,497		-
Elimination of amortization due to VIE consolidation		(18,893)		-
Cumulative effect of change in accounting principle		38,023,001		-
Net income before impact of VIE consolidation		1,376,936		1,401,166
Interest rate cap expense		435,325		262,684
Amortization expense (Partnership Only)		8,367		11,013
CAD	$	1,820,628	$	1,674,863

Liquidity and Capital Resources

Tax-exempt interest earned on the mortgage revenue bonds represents the Partnership's principal source of cash flow. Tax-exempt interest is primarily comprised of base interest on the mortgage revenue bonds. The Partnership will also receive from time to time contingent interest on the mortgage revenue bonds. Contingent interest is only paid when the underlying properties generate excess cash flow, therefore, cash in-flows are fairly fixed in nature and increase when the underlying properties have strong economic performances and when the Partnership acquires additional tax-exempt mortgage revenue bonds.

The Partnership's principal uses of cash are the payment of distributions to BUC holders, interest on debt financing and general and administrative expenses. The Partnership also uses cash to acquire additional investments. Distributions to BUC holders may increase or decrease at the determination of the General Partner. The Partnership is currently paying distributions of $0.54 per BUC per year. The General Partner determines the amount of the distributions based upon the projected future cash flows of the Partnership. Future distributions to BUC holders will depend upon the amount of base and contingent interest received on the tax-exempt mortgage revenue bonds and other investments, the effective interest rate on the Partnership's variable-rate debt financing, and the amount of the Partnership's undistributed cash.

The Partnership believes that cash provided by net interest income from its tax-exempt mortgage revenue bonds and other investments, supplemented, if necessary, by withdrawals from its reserve, will be adequate to meet its projected short-term and long-term liquidity requirements, including the payment of expenses, interest and distributions to BUC holders.

The VIEs' primary source of cash is cash generated by its real estate investments. Cash generated by the multifamily apartment properties is a function of the net cash flow of the underlying properties. The amount of operating cash generated by the VIEs is substantially dependent on the net rental revenues generated by the properties. Net rental revenues from a multifamily apartment property depend on the rental and occupancy rates of the property and on the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market area in which a property is located. This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and the affordability of single-family homes. In addition, factors such as government regulation (such as zoning laws), inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of an apartment property.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

The VIEs' primary uses of cash are: (i) the payment of operating expenses; and (ii) the payment of debt service on the VIEs' bonds and mortgage notes payable.

Cash provided by operating activities for the three months ended March 31, 2004 increased $883,584 compared to the same period a year earlier mainly due to timing differences in the payment of accounts payable and accrued expenses. Cash used in investing activities increased $1,350,198 for the three months ended March 31, 2004 compared to the same period in 2003 primarily due to an increase in taxable loans. Cash used in financing activities increased $612,222 for the three months ended March 31, 2004 compared to the same period in 2003 primarily due to the increase in restricted cash which was offset by the fact that the Company did not acquire an interest rate cap agreement as it did in February of 2003.

The following table sets forth information relating to cash distributions paid per BUC holder for the quarters ended March 31, 2004 and 2003:

	For the Three Months Ended Mar. 31, 2004	For the Three Months Ended Mar. 31, 2003
Cash Distributions	$ 0.1350	$ 0.1350

Contractual Obligations

The Company restructured its $9 million short-term financing to longer term debt financing during the three months ended March 31, 2004.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

The Company's primary market risk exposures are interest rate risk and credit risk. The Company's exposure to market risks relates primarily to its investments in tax-exempt mortgage revenue bonds and its debt financing.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control. The nature of the Partnership's investment in the tax-exempt mortgage revenue bonds and the debt financing used to finance these investments exposes the Partnership to financial risk due to fluctuations in market interest rates. The tax-exempt mortgage revenue bonds bear base interest at fixed rates and may additionally pay contingent interest which fluctuates based upon the cash flows of the underlying property.

As of March 31, 2004, the Company had total debt financing outstanding of $76,495,000. The weighted average interest rate of the variable-rate financing was 1.75% in the aggregate, including fees, for the three months ended March 31, 2004.

The stated maturity dates of the Company's debt financing are as follows:

Stated Maturity	Amount
2004	$ -
2005	-
2006	-
2007	7,995,000
2008	-
2009 and thereafter	68,500,000
	$ 76,495,000

The Company is managing its interest rate risk on its debt financing by entering into interest rate cap agreements that cap the amount of interest expense it could pay on its floating rate debt financing as follows:

Date Purchased	Principal of Debt Financing	Effective Capped Rate	Maturity Date	Purchase Price	Counterparty
July 1, 2002	$20,000,000	3.90%	July 1, 2006	$489,000	Bear Stearns Financial Products Inc.
November 1, 2002	$10,000,000	3.90% [1]	November 1, 2007	$250,000	Bank of America
February 1, 2003	$15,000,000	4.40% [2]	January 1, 2010	$608,000	Bank of America

(1) The counterparty has the right to convert the cap into a fixed rate swap with an effective fixed interest rate to the Partnership of 3.50%.

(2) The counterparty has the right to convert the cap into a fixed rate swap with an effective fixed interest rate to the Partnership of 3.85%.

Credit Risk

The Partnership's primary credit risk is the risk of default on its portfolio of tax-exempt mortgage revenue bonds and taxable loans collateralized by the multifamily properties. The tax-exempt mortgage revenue bonds are not direct obligations of the governmental authorities that issued the bonds and are not guaranteed by such authorities or any insurer or other party. In addition, the tax-exempt mortgage revenue bonds and the associated taxable loans are non-recourse obligations of the property owner. As a result, the sole source of principal and interest payments (including both base and contingent interest) on the tax-exempt mortgage revenue bonds and the taxable loans is the net rental revenues generated by these properties or the net proceeds from the sale of these properties.

If a property is unable to sustain net rental revenues at a level necessary to pay current debt service obligations on the Partnership's tax-exempt mortgage revenue bond or taxable loan on such property, a default may occur. A property's ability to generate net rental income is subject to a wide variety of factors, including rental and occupancy rates of the property and the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market area in which a property is located. This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and the affordability of single-family homes. In addition, factors such as government regulation (such as zoning laws), inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of an apartment property.

Defaults on its tax-exempt mortgage revenue bonds and taxable loans may reduce the amount of future cash available for distribution to BUC holders. In addition, if a property's net rental income declines, it may affect the market value of the property. If the market value of a property deteriorates, the amount of net proceeds from the ultimate sale or refinancing of the property may be insufficient to repay the entire principal balance of the tax-exempt mortgage revenue bond or taxable loan secured by the property.

In the event of a default on a tax-exempt mortgage revenue bond or taxable loan, the Partnership will have the right to foreclose on the mortgage or deed of trust securing the property. If the Partnership takes ownership of the property securing a defaulted tax-exempt mortgage revenue bond, it will be entitled to all net rental revenues generated by the property. However, such amounts will no longer represent tax-exempt interest to the Partnership.

The Partnership's primary method of managing the credit risks associated with its tax-exempt mortgage revenue bonds and taxable loans is to perform a complete due diligence and underwriting process of the properties securing these mortgage bonds and loans and to carefully monitor the performance of such property on a continuous basis.

The Company is also exposed to credit risk with respect to its debt financing. All of the Partnership's debt financing has been obtained using securitizations issued through the Merrill Lynch P-Float program. In this program, the senior interests sold are credit enhanced by Merrill Lynch or its affiliate. The inability of Merrill Lynch or its affiliate to perform under the program or impairment of the credit enhancement may terminate the transaction and cause the Partnership to lose the net interest income earned as a result. The Company recognizes the concentration of financing with this institution and periodically monitors its ability to continue to perform. In addition, the Company's interest rate cap agreements are with two other counterparties. The $20 million rate cap agreement is with Bear Stearns and the $10 million and $15 million rate cap agreements are with Bank of America.

As the above information incorporates only those material positions or exposures that existed as of March 31, 2004, it does not consider those exposures or positions that could arise after that date. The ultimate economic impact of these market risks on the Company will depend on the exposures that arise during the period, the Company's risk mitigating strategies at that time and the overall business and economic environment.

Cash Concentrations of Credit Risk

The Company's cash and cash equivalents are deposited primarily into trust accounts at multiple financial institutions and are not covered by the Federal Deposit Insurance Corporation.

Item 4. Controls and Procedures.

(a) *Evaluation of disclosure controls and procedures.* The Principal Executive Officer and Principal Financial Officer of America First have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the Company's reports under the Securities Exchange Act of 1934.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

During the second quarter of 2004, the Company discovered a bookkeeping error in the consolidation of VIEs related to the implementation of FIN 46R. In the consolidation, tax-exempt mortgage revenue bonds owned by the Partnership and owed by the VIEs are eliminated. Certain deferred financing costs related to the eliminated bonds were not identified and thus were not eliminated in the initial implementation of FIN 46R as of January 1, 2004. As a result, the financial results as of and for the three month period ended March 31, 2004, are being restated.

In response, the Company has modified its disclosure controls and procedures to place additional emphasis on the review of the consolidation of VIEs.

(b)   *Changes in internal controls.*   There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect those controls made during the quarter covered by this report, that have, or are reasonably likely to materially affect the Company's internal control over financial reporting except as follows:

In response to a material weakness in internal controls over financial reporting identified with respect to the application of FAS No. 133 to its derivative instruments and previously disclosed in the Partnership's December 31, 2003 Annual Report on Form 10-K, the Company now obtains fair market value quotations from independent sources as of the end of each reporting period to ensure that the proper mark to market adjustment is recorded for the derivative instruments owned by the Company.

PART II - OTHER INFORMATION

Item 6. Exhibits and Reports on Form 8-K.

(a) Exhibits. The following exhibits are filed as required by Item 6(a) of this report. Exhibit numbers refer to the paragraph numbers under Item 601 of Regulation S-K:

3. Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Registration Statement on Form S-11 (No. 2-99997) filed by America First Tax Exempt Mortgage Fund Limited Partnership on August 30, 1985).

4(a) Form of Certificate of Beneficial Unit Certificate (incorporated herein by reference to Exhibit 4.1 to Registration Statement on Form S-4 (No. 333-50513) filed by the Company on April 17, 1998).

4(b) Agreement of Limited Partnership of the Partnership (incorporated herein by reference to the Amended Annual Report on Form 10-K (No. 000-24843) filed by the Company on June 28, 1999).

4(c) Amended Agreement of Merger, dated June 12, 1998, between the Partnership and America First Tax Exempt Mortgage Fund Limited Partnership (incorporated herein by reference to Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-4 (No. 333-50513) filed by the Company on September 14, 1998).

31.1 Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K.

The Company did not file any reports on Form 8-K during the quarter for which this report is filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By America First Capital
   Associates Limited
   Partnership Two, General
   Partner of the Partnership

By America First Companies L.L.C.,
   General Partner of
   America First Capital
   Associates Limited
   Partnership Two

Date: September 16, 2004   /s/ Lisa Y. Roskens
                                 Lisa Y. Roskens
                                 Chief Executive Officer

EXHIBIT 31.1

Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Lisa Y. Roskens, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of America First Tax Exempt Investors, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: September 16, 2004

                                       /s/ Lisa Y. Roskens
                                       Lisa Y. Roskens
                                        Chief Executive Officer
                                        America First Companies, LLC, acting in its capacity as general partner of the
                                        General Partner of America First Tax Exempt Investors, L.P

EXHIBIT 31.2

Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark A. Hiatt, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of America First Tax Exempt Investors, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 16, 2004

/s/ Mark A. Hiatt
Mark A. Hiatt
Chief Financial Officer
America First Companies, LLC, acting in its capacity as general partner of the
General Partner of America First Tax Exempt Investors, L.P

Exhibit 32.1

Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Lisa Y. Roskens, Chief Executive Officer of the general partner of the General Partner of America First Tax Exempt Investors, L.P. (the "Company"), certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Quarterly Report on Form 10-Q/A of the Company for the three months ended March 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 16, 2004

/s/ Lisa Y. Roskens
Lisa Y. Roskens
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to America First Tax Exempt Investors, L.P. and will be retained by America First Tax Exempt Investors, L.P. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Mark A. Hiatt, Chief Financial Officer of the general partner of the General Partner of America First Tax Exempt Investors, L.P. (the "Company"), certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Quarterly Report on Form 10-Q/A of the Company for the three months ended March 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 16, 2004

/s/ Mark A. Hiatt
Mark A. Hiatt
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to America First Tax Exempt Investors, L.P. and will be retained by America First Tax Exempt Investors, L.P. and furnished to the Securities and Exchange Commission or its staff upon request.